UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 11, 2026, AC Immune SA issued a press release announcing that it has received Fast Track designation and clearance of its Investigational New Drug (IND) application from the U.S. Food and Drug Administration (FDA) for its wholly owned anti-alpha-synuclein (a-syn) active immunotherapy candidate, ACI-7104, for the treatment of early-stage Parkinson’s disease (PD).

ACI-7104 is designed to induce a-syn-specific antibodies, preferentially recognizing aggregated a-syn species that are toxic to neurons. The candidate is currently being investigated in the VacSYn Phase 2 trial, an adaptive, biomarker-based study in patients with early-stage Parkinson’s disease, with final Part 1 week-100 results on track to be announced in H2.

This Report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-277940) and Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated August 11, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Martin Zuegel
Name: Martin Zuegel
Title: Interim Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date: August 11, 2026